UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Harte-Hanks, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

416196103

(CUSIP Number)

Robert L. R. Munden Harte-Hanks, Inc. 9601 McAllister Freeway, Suite 610 San Antonio, Texas 78216 (210) 829-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): David L. Copeland N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,190,643
	8	SHARED VOTING POWER: 4,861,005
	9	SOLE DISPOSITIVE POWER: 1,190,643
	10	SHARED DISPOSITIVE POWER: 4,861,005
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,051,648
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.51%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Based on 63,625,589 shares of Common Stock of Harte-Hanks, Inc. outstanding as of September 30, 2010.

Item 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock of Harte-Hanks, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216.

Item 2.	IDENTITY AND BACKGROUND.

(a) (b) (c)

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Amendment No. 5 is hereby filed by David L. Copeland (the “Reporting Person”), 9601 McAllister Freeway, Suite 610 , San Antonio, Texas 78216. His position with the Issuer is to serve as a director of the Issuer, 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216. His present principal occupation or employment is investment and the name, principal business and address of his employment is SIPCO, Inc., 273 Walnut Street, Abilene, Texas 79601.

(d)-(j) Not applicable.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Amount Beneficially Owned: 6,051,648

Percent of Class: 9.51% (Based on 63,625,589 shares of Common Stock of the Issuer outstanding as of September 30, 2010).

The Reporting Person directly owns 84,485 restricted and unrestricted shares of Common Stock and 13,400 shares of Common Stock of the Issuer in options exercisable within 60 days.

The Reporting Person disclaims beneficial ownership of an aggregate of 5,953,763 shares of Common Stock (the “Disclaimed Shares”) and has no pecuniary interest in the Disclaimed Shares, which are held as follows: (1) the Shelton Family Foundation, of which the Reporting Person is one of nine directors and an employee, owns 3,232,465 of the Disclaimed Shares; (2) an aggregate of 1,628,540 of the Disclaimed Shares are held in trusts of which the Reporting Person serves as co-trustee and holds shared voting and dispositive power; (3) an aggregate of 855,358 of the Disclaimed Shares are held in trusts of which the Reporting Person serves as the sole trustee and holds sole voting and investment power; (4) 200,500 of the Disclaimed Shares are held in Ruby Shelton Family Investments, Ltd. (the “Partnership”), of which the Reporting Person is the sole manager of the Partnership’s general partner; and (5) 36,900 of the Disclaimed Shares are held in custodial accounts for unrelated minors of which the Reporting Person is the sole custodian.

(b)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 1,190,643

(ii)	Shared power to vote or to direct the vote: 4,861,005

(iii)	Sole power to dispose or direct the disposition of: 1,190,643

(iv)	Shared power to dispose or direct the disposition of: 4,861,005

(c)	The Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past sixty (60) days, except as listed below:

The Reporting Person is a co-trustee of the David Childers Mote Trust (the “Mote Trust”). On November 23, 2010, 1,000 shares owned by the Mote Trust were sold on the open market at a price of $12.01 per share through Charles Schwab.

The Reporting Person is the sole custodian of seven custodial accounts for unrelated minors. On December 21, 2010, David Durham (“Durham”) made gifts to each account as shown in the table below. As a result of these gifts, the Reporting Person’s beneficial ownership of the Common Stock of the Issuer increased by 3,800 shares.

Custodial Account Minor	Gift by Durham	Resulting Holdings
Annemarie D. Davies	500	7,600
Samuel J. Davies	500	7,600
Caroline V. Davies	500	7,600
Marshall P. Durham IV	500	5,100
Braden W. Durham	500	5,100
William B. Davies	800	3,400
Bennett A. Durham	500	500

The Reporting Person is a co-trustee of the trusts listed in the table below. On December 21, 2010, Durham made gifts to each trust in the amount shown in the table below. As a result of these gifts, the Reporting Person’s beneficial ownership of the Common Stock of the Issuer increased by 5,000 shares.

Trust	Gift by Durham	Resulting Holdings
Scott Durham Davies Trust	800	11,000
Christopher Marshall Davies Trust	800	4,000
Kimberly Z. Durham Trust	800	10,200
Tiffany Ann Durham Trust	800	10,750
Marshall Pershing Durham III
Trust	800	11,000
Mote Trust	500	7,500
Robert Oren Mote Trust	500	6,500

The Reporting Person is the sole trustee of the trusts listed in the table below. On December 21, 2010, Durham made gifts to each trust in the amount shown in the table below. As a result of these gifts, the Reporting Person’s beneficial ownership of the Common Stock of the Issuer increased by 1,000 shares.

Trust	Gift by Durham	Resulting Holdings
Marshall Pershing Durham, Jr.
Trust	500	6,700
Elizabeth Brantley Davies Trust	500	6,500

The Reporting Person is the co-trustee of the Sharon Shelton Trust and the Sindy Shelton Trust. On December 28, 2010, 1,000,000 shares of Common Stock from the Sharon Shelton Trust (the “Sharon Trust”) were transferred to a beneficiary of the Sharon Trust. On the same day, a total of 800,000 shares of Common Stock were transferred from the Sindy Shelton Trust (the “Sindy Trust”) to two different beneficiaries of the Sindy Trust. As a result of these transfers, the Reporting Person is no longer the beneficial owner of 1,800,000 shares of Common Stock of the Issuer.

(d)	See Item 5(a).

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 5(a) regarding custodial account, trust and foundation arrangements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 26, 2011

/s/ David L. Copeland
By: Robert L. R. Munden, Senior Vice President, General Counsel and Secretary of the Issuer, by Power of Attorney